McCormick Capital Management, Inc.



August 3, 2009					[GRPHIC OMITTED]

Weather Report: Hot
Stock Market Report: Hotter

Dear Shareholders,

Most of our N.W. shareholders have been a touch uncomfortable enduring our "hottest ever" N.W. summer. I would hope you all can draw some comfort from the fact that the stock market has had its hottest July since 1935.
A continuation of the rally that started in March has put the S&P 500 index up 11.5% for the first seven months of 2009. By comparison, our Elite Growth & Income Fund is up over 49%.

Looking to the second half of 2009, we believe stock market returns will be positive although not at the torrid pace we have experienced through the first seven months of the year. Volatility, both in the stock market and within our Elite Fund continue on a daily basis, and we expect this to continue throughout the rest of the year.

The economic recovery seems to have begun but it is also expected to be a long drawn out affair. The various Government programs to stabilize the banking industry have been successful and at this point we are waiting for the many economic stimulus programs to take effect.

Interest Rates/ Income Fund

Good news is not the private domain of stock investors. Bonds are continuing the healing process from the devastation of last fall's meltdown. As a result, the Income Fund is up 11%, comparing favorably with the Lipper Intermediate Bond Index up 8.3% for the seven months through July 31st.

As always, please call with concerns or questions. Until next month, stay cool and enjoy the remaining days of summer.






Warm Regards,					NAV Value as of 07/31/09:

/s/ Dick McCormick				Elite Income Fund - $10.04
						Growth & Income Fund - $13.43
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

     SEATTLE AREA:  (206) 624-5683  o  TOLL FREE:  (800) 423-1068  o  EMAIL:  MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM
